The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated June 4, 2013
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated February 27, 2013
US$    ●
Senior Medium-Term Notes, Series B
Autocallable Barrier Notes with Contingent Coupon due June 30, 2016
Linked to the Market Vectors Gold Miners ETF®

•
The notes are designed for investors who seek fixed contingent interest payments if the closing price of the Market Vectors Gold Miners ETF® (the “Reference Stock”) is equal to or greater than the Interest Observation Price (as defined below) on each applicable Interest Observation Date.  If the notes are not automatically redeemed, investors should be willing to accept a payment at maturity that will not exceed the principal amount and be willing to lose 1% of their principal amount for each 1% that the price of the Reference Stock decreases, if that decrease as of the Valuation Date exceeds 15% of its price on the Pricing Date.

•	Investors in the notes should be willing to lose up to 100% of their principal amount at maturity.

•
The notes will pay Contingent Interest on each semi-annual Interest Payment Date equal to 8.25% of the principal amount ($82.50 per $1,000 in principal amount) if the closing price of the Reference Stock on the applicable Interest Observation Date is equal to or greater than the Interest Observation Price (which is equal to 85% of the Initial Stock Price). Accordingly, the maximum return on the notes will be 16.50% per annum.  However, if the closing price of the Reference Stock is less than the Interest Observation Price on an Interest Observation Date, the notes will not pay the Contingent Interest for that Interest Observation Date.

•	The notes will be redeemed prior to maturity if, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on June 25, 2013, and the notes are expected to settle through the facilities of The Depository Trust Company on or about June 28, 2013.

•	The notes are scheduled to mature on June 30, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RPE9.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $943.90 per $1,000 in principal amount based on the terms set forth above. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $925.00 per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1) The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	Market Vectors Gold Miners ETF® (Bloomberg symbol: GDX). See the section below entitled “The Reference Stock” for additional information about the Reference Stock.

Contingent Interest:
If the price of the Reference Stock on the applicable Interest Observation Date is greater than or equal to the Interest Observation Price, Contingent Interest will be paid on the applicable Interest Payment Date.  The Contingent Interest per semi-annual interest period is 8.25%, which is equal to 16.50% per annum.

Interest Observation Dates:	December 26, 2013, June 25, 2014, December 26, 2014, June 25, 2015, December 28, 2015, and the Valuation Date.

Interest Observation Price:	85% of the Initial Stock Price.

Interest Payment Dates:
Contingent Interest on the notes, if any, will be paid in semi-annual installments of $82.50 per $1,000 in principal amount of the notes on the third business day following an Interest Observation Date, provided that the final Interest Payment Date is the Maturity Date.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price, the notes will be automatically redeemed.

Payment Upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, investors will receive $1,000 for each $1,000 in principal amount of the notes, plus the Contingent Interest applicable to that date.

Call Dates:	December 26, 2013, June 25, 2014, December 26, 2014, June 25, 2015, December 28, 2015, and the Valuation Date.

Call Settlement Dates:	The third business day following a Call Date.

Payment at Maturity (if held to the Maturity Date):
If the notes are not automatically redeemed, the payment at maturity for each of the notes will be a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Stock Price, determined on the Valuation Date, and calculated as follows:

•      If the Final Stock Price is greater than or equal to the Trigger Price on the Valuation Date, the Payment at Maturity will be $1,000 plus the Contingent Interest otherwise due as described above.
•      If the Final Stock Price is less than the Trigger Price on the Valuation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the price of the Reference Stock from the pricing date to the Valuation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

Trigger Price:	85% of the Initial Stock Price

Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of one share of the Reference Stock on the Valuation Date.

Percentage Change:	Final Stock Price – Initial Stock Price, expressed as a percentage. Initial Stock Price

Monitoring Period:	The Valuation Date.

Physical Delivery Amount:	Not applicable. The payment at maturity is payable only in cash.

Pricing Date:	On or about June 25, 2013

Settlement Date:	On or about June 28, 2013, as determined on the Pricing Date.

Valuation Date:	On or about June 27, 2016, as determined on the Pricing Date. The Valuation Date will be the final Interest Observation Date.

Maturity Date:	On or about June 30, 2016, as determined on the Pricing Date.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date, Settlement Date, Interest Observation Dates, Call Dates, Valuation Date and Maturity Date for the notes are subject to change, and will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated February 27, 2013, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated February 27, 2013:
http://www.sec.gov/Archives/edgar/data/927971/000121465913001074/c222130424b2.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. If the notes are not automatically redeemed, the payment at maturity will depend on whether the Final Stock Price is less than the Trigger Price. If the Final Stock Price of the Reference Stock on the Valuation Date is below the Trigger Price then you will lose 1% of the principal amount of the notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Accordingly, you may lose the entire principal amount of your notes.

•
You may not receive any Contingent Interest with respect to your notes. We will not necessarily make periodic coupon payments on the notes. If the closing price of the Reference Stock on an Interest Observation Date is less than the Interest Observation Price, we will not pay you the Contingent Interest applicable to that Interest Observation Date. If the closing price of the Reference Stock is less than the Interest Observation Price on each of the Interest Observation Dates, we will not pay you any Contingent Interest during the term of the notes, and you will not receive a positive return on the notes. Furthermore, the non-payment of the Contingent Interest on the final Interest Observation Date will coincide with a loss of principal on the notes, because in such a case, the Final Stock Price will be less than the Trigger Price.

•
Your potential return on the notes is limited. The return on the notes is limited to the pre-specified Contingent Interest, regardless of any increase in the price of the Reference Stock.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the Reference Stock. In addition, the total return on the notes will vary based on the number of Interest Observation Dates on which the Contingent Interest is payable prior to maturity.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than its Initial Stock Price. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the agent’s commission, and the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely to be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the Reference Stock.  Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amounts payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Reference Stock or such other securities.

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Changes that affect the index underlying the Reference Stock will affect the market value of the notes and the amount you will receive at maturity. — The policies of NYSE Arca, the sponsor of NYSE Arca Gold Miners Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amounts payable on the notes, and the market value of the notes prior to maturity.  The amounts payable on the notes and their market value could also be affected if NYSE Arca changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if NYSE Arca discontinues or suspends the calculation or publication of the Underlying Index.

NYSE Arca is not an affiliate of ours and will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of NYSE Arca, including any actions of the type that would require the calculation agent to adjust the payments to you on the notes. NYSE Arca has no obligation of any sort with respect to the notes.  Thus, NYSE Arca has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to NYSE Arca.

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Adjustments to the Reference Stock could adversely affect the notes. — Van Eck Associates Corporation (“Van Eck”), as the sponsor of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. Van Eck can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time.  If one or more of these events occurs, the calculation of the amounts payable on the notes may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amounts payable on the notes and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Reference Stock and are not responsible for its public disclosure of information. — Van Eck, as the investment advisor of the Reference Stock, advises the Reference Stock on various matters including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with Van Eck in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Stock. Van Eck is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about Van Eck or the Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock.

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The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

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The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Reference Stock, or futures or options relating to the Reference Stock, or other derivative instruments with returns linked or related to changes in the performance of the Reference Stock.  We or our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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The Holdings of the Reference Stock Are Concentrated in the Gold and Silver Mining Industries. — All or substantially all of the equity securities held by the Reference Stock are issued by gold or silver mining companies. An investment in the notes linked to the Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the Reference Stock may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

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Relationship to Gold and Silver Bullion — The Reference Stock invests in gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

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You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Examples of the Hypothetical Payments for a $1,000 Investment in the Notes

The following examples illustrate the hypothetical payments at maturity on a $1,000 investment in the notes, based on a hypothetical Initial Stock Price of $100, and a hypothetical Trigger Price and hypothetical Interest Observation Price of $85.00 (85% of the hypothetical Initial Stock Price).

The hypothetical examples shown below are intended to help you understand the terms of the notes, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to its Initial Stock Price.  Your total return on the notes will depend on (i) whether or not the notes are called on any of the Call Dates prior to maturity; (ii) the number of contingent interest payments you receive on the applicable Interest Payment Dates and (iii) if the notes are not called prior to maturity, the actual cash amount that you will receive will depend upon the Final Stock Price of the Reference Stock on the Valuation Date, and whether or not it is below the Trigger Price.

Example 1 — The notes are called on the first Call Date.

Hypothetical Stock Price on the First Call Date	Percentage Change	Total Payment Received on the First Call Settlement Date			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$105.00	+5%	$1,000.00 (100%)	$82.50 (One Interest Payment)	$1,082.50	8.25%

Since the closing price of the Reference Stock on the first Call Date is above the Initial Stock Price, and the notes are called, and you will receive on the applicable Call Settlement Date the sum of your principal amount plus the first interest payment.  You would not receive any further payment on the notes.

Example 2 — The notes are not called during their term, the closing price on one of the Interest Observation Dates falls below the Interest Observation Price, and the Final Stock Price is above the Trigger Price.

Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$90.00	-10%	$1,000.00 (100%)	$412.50 (Five Interest Payments)	$1,412.50	41.25%

Since the notes are not called prior to maturity and the Final Stock Price is above the Trigger Price, you will receive at maturity your full principal amount plus the final interest payment.  However, since the closing price of the Reference Stock on one of the Interest Observation Dates fell below the Interest Observation Price, you would have only received four previous interest payments on the relevant Interest Payment Dates. The total return on the notes will equal the sum of your principal amount plus the five interest payments you received (which is inclusive of the final interest payment).

Example 3 — The notes are not called during their term, on four of the Interest Observation Dates the closing price falls below the Interest Observation Price, and the Final Stock Price is below the Trigger Price.

Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$70.00	-30%	$700.00 (70%)	$82.50 (One Interest Payment)	$782.50	-21.75%

The notes are not called prior to maturity; however, the Final Stock Price is less than the Trigger Price. Therefore, instead of your full principal, you will receive at maturity a cash amount equal to:

$1,000 + ($1,000 x Percentage Change)

Since the closing price of the Reference Stock on four of the Interest Observation Dates fell below the Interest Observation Price, you would have only received one previous interest payment on the applicable Interest Payment Date. In addition, you will not receive the final interest payment, since the Final Stock Price is below the Interest Observation Price on the final Interest Observation Date.  The total return on the notes will equal the sum of the one interest payment you received and the loss on your principal, therefore a total return that is negative.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

The Reference Stock

All information contained herein regarding the Reference Stock is derived from publicly available sources, and we have not independently verified this information.  We are not affiliated with the Reference Stock, and the Reference Stock will not have any obligations with respect to the notes.  Neither we nor BMOCM participated in the preparation of the publicly available information described below.

Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock under the Exchange Act can be accessed through www.sec.gov. We have not independently verified that these publicly available documents are accurate or complete.

Information provided to or filed with the SEC by the Reference Stock under the Securities Act of 1933, as amended, and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. Additional information about Van Eck and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at http://www.vaneck.com. The information below was compiled from the Van Eck website. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The Market Vectors ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock. The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. We have not independently verified the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Underlying Index includes common stocks and ADRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading on the NYSE, NYSE Arca, or the NASDAQ Stock Market. Only companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying Index. The Underlying Index’s benchmark value was 500.0 at the close of trading on December 20, 2002. As of January 23, 2013, there were 31 gold and silver mining companies included in the Reference Stock.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Eligibility Criteria for Index Components. The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the Underlying Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share weight of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Performance of the Reference Stock

The following table sets forth the quarter-end high and low closing prices of the Reference Stock from the first quarter of 2010 through June 3, 2013.

The historical prices of the Reference Stock are provided for informational purposes only.  You should not take the historical prices of the Reference Stock as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the Reference Stock

		High ($)	Low ($)

2010	First Quarter	50.17	40.22
	Second Quarter	54.07	46.36
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.79	53.12
	Second Quarter	63.95	51.80
	Third Quarter	66.69	53.75
	Fourth Quarter	63.32	50.07

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter (through June 3, 2013)	37.45	26.38